Exhibit 3.1

Registrar of Companies
Government Administration Building
133 Elgin Avenue

George Town
Grand Cayman

Spring Valley Acquisition Corp. II (ROC # 370455) (the "Company")

TAKE NOTICE that by minutes of the extraordinary general meeting of shareholders of the Company dated 15 October 2025, the following special resolution was passed:

RESOLVED, as a special resolution that:

a)   Article 49.7 of the Company’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following:

“In the event that the Company does not consummate a Business Combination within 45 months from the closing of the IPO, or such earlier time as its board of Directors may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members' rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law, and provided that Spring Valley Acquisition Sponsor II, LLC (or its affiliates or permitted designees) will deposit into the Trust Account an amount determined by multiplying $0.01 by the number of public shares then outstanding for each one-month extension, up to a total of six months, starting on the 40th month from the closing of the IPO, unless the closing of the Company’s Business Combination shall have occurred, in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a Business Combination.”

b)    Article 49.9(a) of the Company’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.9(a):

“to modify the substance or timing of the Company’s obligation to: (i) allow redemptions of the Public Shares in connection with a Business Combination; or (ii) redeem 100 per cent of the Public Shares if the Company has not completed a Business Combination within 45 months from the closing of the IPO, or such earlier date as the board of directors may approve in accordance with the Articles; or”

/s/ Romario Ysaguirrie

Romario Ysaguirrie Corporate Administrator for and on behalf of
Maples Corporate Services Limited

Dated this 15th day of October 2025